EXHIBIT 99.1

trivago N.V. Announces Annual General Meeting of Shareholders

DÜSSELDORF, GERMANY - May 24, 2017 - trivago N.V. (NASDAQ: TRVG) announced today that the Annual General Meeting of Shareholders will be held on June 9, 2017 at Steigenberger Airport Hotel, Amsterdam, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands. The meeting will start at 3:00 p.m. CET.
The convening notice and explanatory notes for the general meeting are available free of charge in the Investor Relations section of trivago N.V.'s corporate website at ir.trivago.com. They are also available on the SEC's website at www.sec.gov.

About trivago
Founded in 2005 and headquartered in Düsseldorf, Germany, trivago (NASDAQ: TRVG) is a global hotel search platform focused on reshaping the way travelers search for and compare hotels. trivago’s mission is to “be the traveler’s first and independent source of information for finding the ideal hotel at the lowest rate.” As of December 31, 2016, trivago’s global hotel search platform offered access to approximately 1.4 million hotels in over 190 countries. trivago’s platform can be accessed globally via 55 localized websites and apps in 33 languages.

Media Contact
Sydney Burdick
corporate.communication@trivago.com

IR Contact
Matthias Tillmann
ir@trivago.com